Exhibit 8
List of Subsidiaries

Subsidiary	Jurisdiction of Organization

1. Vale International S.A.	Switzerland

2. CVRD Overseas Ltd.	Cayman Islands

3. Vale Inco Newfoundland & Labrador Limited	Canada

4. Vale Inco Limited	Canada